SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

February 11, 2008

                                                Re:                               Portugal Telecom, SGPS, S.A.

                                                                                                Form 20-F for the Fiscal Year Ended December 31, 2006

                                                                                                Filed June 29, 2007

                                                                                                Form 6-K, Submitted October 18, 2007

                                                                                                (File No. 001-13758)

Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Blye:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to a follow-up comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated January 29, 2008, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2006, filed with the Commission on June 29, 2007 and the Report on Form 6-K (the “Form 6-K”) submitted by the Company on October 18, 2007 (File No. 001-13758).  The Company received comments from the Staff by letter dated December 20, 2007, and we responded on behalf of the Company by letter dated January 14, 2008.

We note that the response set forth below is based solely on information received from the Company’s management.

General

Comment 1:                               We note your response to prior comment 2. Please advise us of the approximate dollar amounts of revenues and expenses associated with TMN’s agreement with C_Com for the last three fiscal years.

Response:                                         Portugal Telecom’s domestic mobile subsidiary, TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”), is party to a customary roaming agreement with Empresa de Telecomunicaciones Celulares del Caribe S.A. (“C_Com”), a Cuban entity, as indicated in our prior response to the Staff’s comments. The Company has advised us that TMN’s payments to C_Com under the contract for the fiscal years ended 2005, 2006 and 2007 were approximately €439,000, €356,000 and €372,000, respectively, and in no such year did C_Com-related expenses equal more than 0.03% of TMN’s total revenues. In addition, TMN’s revenues from C_Com in each of the fiscal years ended 2005, 2006 and 2007 were less than €2,000. The Company views the revenues and expenses arising under its contract with C_Com as insignificant and consequently immaterial to its business.

* * *

The Company has advised us that it acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Henrique Granadeiro

                                               Luís Pacheco de Melo